Exhibit 99.8

Alfa-Bank Drives Improved Customer Experiences by Leveraging NICE Nexidia's
AI-Powered Analytics Solutions

NICE Nexidia Analytics and NICE Quality Central boost customer loyalty, sales and optimal service processes for Alfa-Bank

Hoboken, N.J., May 28, 2020 – NICE (Nasdaq: NICE) today announced that its AI-powered analytics solutions have enabled Alfa-Bank to improve customer experience. Alfa-Bank, one of the largest private commercial banks in Russia, leverages NICE Nexidia Analytics and NICE Quality Central to automatically analyze interactions and identify call topics that resonated with customers or areas needing improvement. With NICE's AI-driven analytics solutions, Alpha-Bank is now empowered to proactively drive up positive experiences while improving service processes.

"This project, driven by the NICE Nexidia Analytics and Quality Central, has exceeded our expectations," said Ivan Pyatkov, Director of Digital Business, Member of the Alfa-Bank Board. "The system has already driven significant revenues for the bank owing to growth in sales, optimization of service processes and improved loyalty last year, and in 2020 we expect to see continued substantial growth in profits.”

Alfa-Bank is the largest universal private bank in Russia and has been leading in all segments of the banking business for 30 years. With a customer base of 550 thousand corporate customers and 16 million individuals, Alfa-Bank combines digital innovation with an effective physical network. Without giving up live communication with customers, the bank is developing “departments of the future” with recognition based on biometrics and geolocation.

NICE Nexidia Analytics and NICE Quality Central accurately determine the words and actions during each interaction that are most valuable to customers, while at the same time highlighting those that are not. These insights are incorporated into the bank's customer communication guidelines and delivered to agents within hours. As a result of the rapid delivery of these valuable insights, Alfa-Bank increased sales to retail customers by 9.3% and 12.4% in the small and medium-sized businesses segment.

Additionally, based on the results of the voice analytics system, an intelligent voice assistant tailored for Alfa-Bank's customers is being created. This will serve as the starting point of communication with customers and will provide more intelligible, useful answers to customer questions.

In the coming months, the leading Russian bank will also supplement the voice analytics system with NICE's Voice Biometrics technology, enabling customer recognition by voice. This will boost operations security and also allow customers to receive a variety of remote services, without having to visit a branch.

"Alpha-Bank prides itself on staying on the cutting-edge of technology to ensure excellent experiences for customers," said John O’Hara, President, NICE EMEA. "They've made it a key goal to really listen to their customers and proactively take action to make every step in the customer journey smooth. NICE is proud to support Alpha-Bank in bringing this vision to reality while continually boosting revenue growth."
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About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; he effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.